Patria Reports Fourth Quarter & Full Year 2024 Earnings Results Grand Cayman, Cayman Islands, February 12, 2024 – Patria (Nasdaq:PAX) reported today its unaudited results for the fourth quarter and full year ended December 31, 2024. The full detailed presentation of Patria's fourth quarter and full year 2024 results can be accessed on the Shareholders section of Patria’s website at https://ir.patria.com/. Alex Saigh, Patria’s CEO, said: “The fourth quarter capped a very exciting and transformational year for Patria. We raised $5.5 billion in 2024, inclusive of $300 million in our Advisory business, exceeding our $5 billion target. A wide variety of strategies and products, most of which did not exist at the time of our IPO four years ago, contributed to our fundraising. Our Fee Earning AUM reached $33 billion representing year-over-year growth of 38%, and we achieved our target FRE of $170 million for the full year, reflecting 15% year-over-year growth. Also, we generated Performance Related Earnings, or PRE, of $41 million, primarily reflecting the sale of Aguas Pacifico, a highly successful infrastructure investment in our Infrastructure Fund III. Overall, driven by strong FRE growth and PRE, we delivered $89 million of Distributable Earnings or $0.58 per share in the quarter and $189 million or $1.24 per share for the full year. As we look ahead to 2025, we believe we are well positioned to generate the $6 billion of fundraising and $200 to $225 million of FRE we are targeting for the full year. Our success highlights how the increased diversification of our platform and the investments we are making in distribution and new product development are translating into stronger and more diverse growth for the firm, leaving us very excited about what lies ahead.” Financial Highlights (reported in $ USD) IFRS results included $56.8 million of net income attributable to Patria in Q4 2024 and $73.4 million for the full year. Patria generated Fee Related Earnings of $54.8 million in Q4 2024, up 18% from $46.7 million in Q4 2023, with an FRE margin of 59%. For the full year 2024, Patria generated Fee Related Earnings of $170.1 million, up 15% from $147.7 million in 2023, with an FRE margin of 57%. Distributable Earnings were $89.1 million for Q4 2024, or $0.58 per share, and $189.2 million for the full year, or $1.24 per share. Dividends Patria declared a quarterly dividend of $0.15 per share to record holders of common stock at the close of business on February 28th, 2025. This dividend will be paid on March 17th, 2024. Conference Call Patria will host its fourth quarter and full year 2024 earnings conference call via public webcast on February 12th, 2025, at 9:00 a.m. ET. To register and join, please use the following link: https://edge.media-server.com/mmc/p/e5czewmy/ For those unable to listen to the live broadcast, there will be a webcast replay on the Shareholders section of Patria’s website at https://ir.patria.com/ shortly after the call’s completion.

About Patria Patria is a global alternative asset manager and industry leader in Latin America. Founded over 35 years ago, Patria has total assets under management of $41.9 billion, and offices in 13 cities on 4 continents. Patria aims to generate attractive long-term investment returns and, through a diversified platform with strategies that include Private Equity, Infrastructure, Credit, Real Estate, Public Equities and Global Private Markets Solutions, serve as the gateway to alternative investments for both local investors in Latin America, as well as global investors. Further information is available at www.patria.com. Forward-Looking Statements This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “indicator,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “could,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, among others. Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time, including but not limited to those described under the section entitled “Risk Factors” in our most recent annual report on Form 20-F, as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings. Contact Patria Shareholder Relations E. PatriaShareholderRelations@patria.com T. +1 917 769 1611